UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. N/A)*

Neuberger Berman High Yield Strategies Fund Inc.

(Name of Issuer)

Mandatory Redeemable Preferred Series D

(Title of Class of Securities)

64128C205

(CUSIP Number)

September 30, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ⌧ Rule 13d-1(b)

     □ Rule 13d-1(c)

     □ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	64128C205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BANK OF AMERICA CORPORATION 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) □
(b) ⌧

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

400

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

□

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

100.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
FOOTNOTES

CUSIP No.	64128C205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BANK OF AMERICA, NA 94-1687665

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) □
(b) ⌧

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

400

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

□

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

100.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BK
FOOTNOTES

(1) Bank of America N.A. ("BANA") has purchased the Mandatory Redeemable Preferred Series D ("NHS Shares") in connection with a purchase of the shares coordinated by the Issuer. (2) On September 29, 2023 BANA assigned preferred class voting rights on the NHS Shares to a voting trust (the "Voting Trust") created pursuant to the Voting Trust Agreement, dated September 29, 2023, among BANA and Glass, Lewis & Co., LLC, as voting trustee (the "Voting Trustee") and voting consultant (the "Voting Consultant"). Voting and consent rights on the NHS Shares not assigned to the Voting Trust have been retained by BANA. The Voting Trust provides that with respect to voting or consent matters relating to the voting rights assigned to the Voting Trust, the Voting Consultant analyzes such voting or consent matters and makes a recommendation to the Voting Trustee on voting or consenting. The Voting Trustee is obligated to follow any such recommendations of the Voting Consultant when providing a vote or consent.

Item 1.

(a)	Name of Issuer
Neuberger Berman High Yield Strategies Fund Inc.

(b)	Address of Issuer’s Principal Executive Offices
1290 AVENUE OF THE AMERICAS NEW YORK, NY 10104

Item 2.

(a)	Name of Person Filing
BANK OF AMERICA CORPORATION

(b)	Address of Principal Business Office or, if none, Residence
BANK OF AMERICA CORPORATE CENTER 100 NORTH TRYON STREET CHARLOTTE, NC 28255

(c)	Citizenship
Delaware

(d)	Title of Class of Securities
Mandatory Redeemable Preferred Series D

(e)	CUSIP Number
64128C205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	□	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	□	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	□	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	□	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	□	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	□	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	⌧	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	□	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	□	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	□	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	□	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 400

(b)	Percent of class: 100.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 400

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 400

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following □.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

This statement on Schedule 13G is being filed by Bank of America Corporation on behalf of itself and its wholly owned subsidiary Bank of America N.A.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANK OF AMERICA CORPORATION

Date: October 5, 2023	By:	/s/ Andres Ortiz
Andres Ortiz
Title: Authorized Signatory, on behalf of Bank of America Corporation

BANK OF AMERICA, NA

Date: October 5, 2023	By:	/s/ Andres Ortiz
Andres Ortiz
Title: Authorized Signatory, on behalf of Bank of America, N.A.

Footnotes:
Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)